 **Backstrom McCarley Berry & Co., LLC**

August 20, 2014

SEC
Edgar Filing

RE: Form MA-I

Due to the Edgar system having glitches and errors in regards to accepting dates for an employee's prior employment (SEC File Support has confirmed there are errors). Below is the correct employment history for employee Shawn Berry same information as submitted via Shawn's FINRA U4.

10/2013 – Present
Backstrom McCarley Berry & Co., LLC, Associate
Investment Related: Yes
Municipal Advisor Related: Yes
San Francisco, CA 94104

12/2010 – Present
Skyblue LLC, Co-Founder/President
Investment Related: No
Municipal Advisor Related: No
Las Vegas, NV 89107

01/2011 - 07/2012
Standard Fiber LLC, VP Sales
Investment Related: No
Municipal Advisor Related: No
San Francisco, CA 94104

03/2010 - 10/2010
Jab Distributors, Director, Business Development
Investment Related: No
Municipal Advisor Related: No
Wheeling, IL 90060

10/2004 – 03/2010
Koni Corporation, Executive Director, Partnerships
Investment Related: No
Municipal Advisor Related: No
San Diego, CA 92101



Backstrom McCarley Berry & Co., LLC

11/2003 – 12/2004
Sky Blue Red LLC, Consultant
Investment Related: No
Municipal Advisor Related: No
Carlsbad, CA 92011

If there are any questions, please feel free to contact me at (415) 857-6101 or vmccarley@bmcbco.com.

Sincerely,

Vincent McCarley
CEO